Exhibit 99.2

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Cash Store Financial declares quarterly dividend

     EDMONTON, July 27 /CNW/ - The Cash Store Financial Services Inc. (Cash
Store Financial) (TSX: CSF; NYSE: CSFS) today declared a quarterly dividend of
CAD $0.10 per common share. The dividend of CAD $0.10 per share is payable on
August 26, 2010, to shareholders of record on August 11, 2010.
     For the twelve months ending June 30, 2010, the Company made dividend payments totalling CAD $7.4 million. In fiscal 2009, the Company paid a total of CAD $5.3 million in dividends.

     About Cash Store Financial

     Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto
Stock Exchange (TSX: CSF). The Company also trades on the New York Stock
Exchange (NYSE: CSFS). Cash Store Financial operates more than 523 branches across Canada under the banners: The Cash Store and Instaloans. Cash Store
Financial also operates two branches in the UK under the banner, The Cash
Store.
     The Cash Store and Instaloans act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services.
     Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

     This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation.
Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect",
"is expected", "budget", "scheduled", "estimates", "forecasts", "intends",
"anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF")
dated August 26, 2009 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy. Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.
Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

     %CIK: 0001490658

     /For further information: on Cash Store Financial, please contact: Gordon
J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118 or Nancy L.
Bland, Chief Financial Officer, (780) 732-5683/
     (CSF. CSFS)

CO:  The Cash Store Financial Services Inc.

CNW 17:27e 27-JUL-10